

August 28, 2007

John K. Morgan
President and Chief Executive Officer
Acuity SpinCo, Inc.
4401 Northside Parkway, Suite 700
Atlanta, GA 30327-3093

> **Re:** **Acuity SpinCo, Inc.**
> **Form 10**
> **Filed July 31, 2007**
> **File No. 1-33633**

Dear Mr. Morgan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement

General

1. Please tell us whether you intend to register any securities issued in connection with the spin-off under the Securities Act. We note from your press releases that Wachovia Securities is serving as financial advisor to Acuity Brands in the transaction and that SpinCo management intends to conduct a roadshow in the fall prior to the distribution date.

2. Please include an Interests of Certain Persons in the forepart of the document if any executive officers or directors will receive any benefits or remuneration not

received by other shareholders in connection with the spin-off. See Item 3 of Schedule 14C.

3. Please clarify throughout the filing whether the receipt of the IRS letter ruling to the effect that the spin-off will be tax-free to stockholders is a condition to the spin-off or whether you intend to consummate the spin-off even if you do not receive this ruling. For example, on page F-7 you state a favorable tax ruling is a condition to the transaction; however, on page 18 you state that an unfavorable ruling would result in a substantial corporate tax liability. In addition, revise your filing to state that you will receive a tax opinion from counsel, such as on pages 10 and 33. File copies of these tax documents as exhibits to your amended Form 10. See Item 601(b)(8) of Regulation S-K.

4. Please clarify in the filing whether all the conditions in the distribution agreement will have occurred prior to sending the information statement, such as receipt of the IRS ruling and final approval by Acuity Brands' board of directors.

Questions and Answers about SpinCo and the Spin-off, page 7

5. Please disclose why no shareholder vote is required for the spin-off.

6. Please briefly describe the material terms of the distribution agreement.

7. Please quantify the costs of the transaction, including material restructuring charges and costs to operate as a standalone company.

Summary Financial Data, page 13

8. Please disclose pro forma earnings per share for the most recent year and interim period giving effect to the spin-off shares. Please also disclose separately by type of security anti-dilutive shares not included in the calculation of diluted earnings per share. Please also provide similar disclosure on page 43 of the filing.

Cautionary Statement Regarding Forward-Looking Statements, page 16

9. Section 21E(a)(1) of the Exchange Act expressly states that the safe harbor for forward-looking statements only applies to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d). Please revise accordingly.

Risk Factors, page 17

10. Please provide the information investors need to assess the magnitude of the risk. For example, quantify:

John K. Morgan
Acuity SpinCo, Inc.
August 28, 2007
Page 3

- the costs of operating as a stand alone company on page 17,
- the potential corporate tax payable by Acuity Brands is the spin-off fails to qualify for tax-free treatment on page 18,
- the potential cost of terminating the services agreement with Acuity Brands on page 19, and
- your debt service obligations and the funds that are available to satisfy your debt payments on page 26.

The Spin-Off, page 28

11. Please describe the background for the spin-off. For example, please identify the outside advisors to the company, such as Wachovia Securities, and the material business, legal and financial issues considered. See Items 1005(b) and 1011(a)(1) of Regulation M-A.

Relationship between Acuity Brands and Us Following the Spin-Off, page 35

12. Please describe the material terms of each transaction agreement in greater detail.

Capitalization, page 40

13. Please revise the common stock and paid in capital line item to show the components in each category after distribution. Please also disclose the number of common shares of authorized, issued and outstanding on a pro forma basis in the capitalization table. On page 11 and page 39, you indicate that you will distribute amounts to Acuity Brands in connection with the spin-off. Please disclose and tell us how this distribution is reflected in the capitalization table. Please revise your capitalization table accordingly.

Pro Forma Financial Information, page 42

14. On page F-16, you indicate that as part of the distribution agreement, Spinco expects to assume or otherwise refinance $75 million in debt. You also indicate that assumptions regarding debt issuances are based on Spinco's anticipated financial condition at the time of the spin-off. Given that the terms of the refinancing of the $75 million assumed by Spinco may be different than current terms included in your historical financial statements, please tell why you do not anticipate having a pro forma statement of operations adjustment related to interest expense on your new refinancing agreements under these circumstances.

15. Please tell us what consideration you gave to the impact of your tax disaffiliation agreements, transition services agreement, long-term incentive plans, deferred savings plans and other employment benefit plans on your pro forma results of

operations. Please also tell us what consideration you gave to the impact of employee options on earnings per share of Spinco after the conversion of Acuity Brands stock options to Spinco stock options at the time of distribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Liquidity and Capital Resources, page 47

Contractual Obligations, page 48

16. You indicate that the cash outlay required to service interest incurred on your long-term debt is not known at this time, since it is dependent upon your future performance and liquidity needs. Please revise your table of contractual cash obligations to include a line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

Management, page 74

17. Please update your disclosure for the most recent completed fiscal year and add all the disclosure required by Items 402 and 404(b) of Regulation S-K, including Compensation Discussion & Analysis. In addition, we note that are using the old compensation table. For guidance, you may wish to refer to our update on executive compensation, which is available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at http://www.sec.gov. We direct your attention particularly to Section 1.01 of the interpretive responses regarding particular situations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

18. Your auditor's report indicates that its audits also included the financial statement schedule listed in the Index at Item 15(a). However, there is no financial statement schedule listed in the Index at Item 15(a). Please list the schedule in Item 15(a) accordingly.

Combined Statement of Parent's Equity and Comprehensive Income, page F-6

19. Please disclose in a footnote the facts and circumstances surrounding the equity adjustments for deferred compensation plan amendments in the year ended

August 31, 2006 and the nine months ended May 31, 2007. If you have defined benefit plans, please also provide your 132(R) disclosures, as applicable.

Note 1: Distribution, Description of Business and Basis of Presentation, page F-7

Basis of Presentation, page F-7

20. You indicate that certain Acuity Brands corporate assets and liabilities and expenses have been allocated utilizing such factors as revenues, number of employees and other relevant factors. Please specifically disclose which types of expenses were allocated using each factor. See Question 2 of SAB Topic 1.B.1.

Note 2: Summary of Significant Accounting Policies, page F-8

General

21. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling, distribution and administrative expense line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, distribution and administrative expense.

Revenue Recognition, page F-8

22. You indicate that provisions for certain rebates, sales incentives, product returns and discounts to customers are recorded as an offset to revenue in the same period the related revenue is recorded. Please tell us whether all forms of consideration given to customers (or resellers) are treated as a reduction of revenues. If not, please disclose the circumstances when they are treated as an expense, along with the related amounts included in each expense line item for each period presented. See EITF 01-9.

Research and Development page F-12
Advertising, page F-12

23. Please disclose the statement of operations line item(s) that research and development and advertising costs are included in.

Interest Expense, Net, page F-12

24. Please tell us why you are including interest on obligations in connection with non-qualified retirement plans outside of operating profit. Please cite the accounting literature used to support your conclusion.

Note 4: Long-Term Debt and Lines of Credit, page F-16

Receivable Facility/Revolving Credit Facility, page F-16

25. Please disclose the significant terms of your receivable facility and your revolving credit facility.

Note 7: Commitments and Contingencies, page F-21

Self-Insurance, page F-21

26. Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to, workers' compensation, comprehensive general liability and auto liability. Please also disclose each risk for which you do not have excess loss limits. Please similarly revise your disclosures elsewhere in the filing.

Note 10: Quarterly Financial Data, page F-26

27. You had a significant increase in sales from the second quarter of 2006 to the third and fourth quarters of 2006. However, you do not discuss this trend in your MD&A. Please discuss the underlying reasons or implications for this significant increase and the significant third and fourth quarter sales. Please also discuss whether this development is temporary or expected to continue. If your significant third and fourth quarter sales are considered to be seasonal, please disclose this fact in your MD&A.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Keith M Townsend, Esq.
        King & Spalding LLP
        1180 Peachtree Street, NE
        Atlanta, GA 30309